SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Sequoia Residential Funding, Inc.
(Exact Name of Registrant as Specified in Charter)

00001176320
(Registrant CIK Number)

Form 8-K for May 25, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-115296-01
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mill Valley, State of California, on May 25, 2004

SEQUOIA RESIDENTIAL FUNDING, INC.



By

Name: John H. Isbrandtsen
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311(J) REGULATION S-T, THESE COLLATERAL TERM SHEET ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

SEQUOIA RESIDENTIAL FUNDING, INC.

Sequoia Mortgage Trust 2004-5

Sequoia Mortgage Trust 2004-5 - Price/Yield - B1 Breakevens State Street Research

Balance	$14 874 000 00	Delay	0	Index	LIBOR_1MO | 0	WAC	3 094302729	WAM	343
Coupon	1 6	Dated	5/27/2004	Mult / Margin	1 / .50	NET	2 71148	WALA	0
Settle	5/27/2004	First Payment	6/20/2004	Cap / Floor	11 5 / 0				

Prepay	10 CPR	20 CPR	30 CPR	40 CPR	50 CPR
WAL	27.07	12.33	6 14	4 08	3.21
Principal Writedown	106 19 (0.00%)	6,283 55 (0 04%)	5,844 67 (0 04%)	20,071,75 (0 13%)	4,627 39 (0.03%)
Total Collat Loss (Collat Maturity)	21,234 307.02 (2.50%)	19,593 216.32 (2 31%)	13,604 874.30 (1.60%)	9,169,081.39 (1 08%)	6,295,672.28 (0 74%)
Shock(bps)					
LIBOR_1MO	Fwd	Fwd	Fwd	Fwd	Fwd
LIBOR_6MO	Fwd	Fwd	Fwd	Fwd	Fwd
Default	539 29 SDA	796 SDA	842 SDA	855 SDA	885 SDA
Loss Severity	20%	20%	20%	20%	20%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Prepay	10 CPR	20 CPR	30 CPR	40 CPR	50 CPR
WAL	27 34	12 45	6 16	4 07	3 21
Principal Writedown	162 16 (0 00%)	34 79 (0 00%)	29 78 (0.00%)	523 82 (0 00%)	232 20 (0 00%)
Total Collat Loss (Collat Maturity)	21,236,074 88 (2 50%)	19,594,384 77 (2 31%)	13,514,413 67 (1 59%)	9,134,418 73 (1.07%)	6,281,214 96 (0 74%)
Shock(bps)	200bp	200bp	200bp	200bp	200bp
LIBOR_1MO	Fwd	Fwd	Fwd	Fwd	Fwd
LIBOR_6MO	Fwd	Fwd	Fwd	Fwd	Fwd
Default	538 3 SDA	795 4 SDA	835 6 SDA	851.4 SDA	882 8 SDA
Loss Severity	20%	20%	20%	20%	20%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12
Triggers	Fail	100%	100%	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Prepay	10 CPR	20 CPR	30 CPR	40 CPR	50 CPR
WAL	27 54	12.54	6 18	4 08	3 21
Principal Writedown	157 88 (0.00%)	263 72 (0 00%)	714 61 (0.00%)	426 16 (0 00%)	118 86 (0.00%)
Total Collat Loss (Collat Maturity)	21,236,380 38 (2 50%)	19,606,636 72 (2 31%)	13,520,830 45 (1 59%)	9,136,549 69 (1.07%)	6,282,900 86 (0 74%)
Shock(bps)	400bp	400bp	400bp	400bp	400bp
LIBOR_1MO	Fwd	Fwd	Fwd	Fwd	Fwd
LIBOR_6MO	Fwd	Fwd	Fwd	Fwd	Fwd
Default	537 6 SDA	795 5 SDA	835 8 SDA	851.5 SDA	883 SDA
Loss Severity	20%	20%	20%	20%	20%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Sequoia Mortgage Trust 2004-5 - Price/ BEEM - A1

	Bond Equivalent Yield less 6 mo LIBOR						
Balance	$200,000,000.00	Delay	19	WAC(1)	3.152482134	WAM(1)	346
Coupon	2.76974	Dated	5/1/2004	NET(1)	2.769737	WALA(1)	0
Settle	5/27/2004	First Payment	6/20/2004				

Price	*1*	*2*	*3*	*4*	*5*	*6*
	Yield	Yield	Yield	Yield	Yield	Yield
102-04	1.120	1.036	0.885	0.718	0.535	0.130
102-04+	1.117	1.033	0.881	0.713	0.529	0.121
102-05	1.114	1.029	0.877	0.707	0.522	0.112
102-05+	1.111	1.026	0.873	0.702	0.515	0.103
102-06	1.109	1.023	0.868	0.697	0.509	0.093
102-06+	1.106	1.019	0.864	0.691	0.502	0.084
102-07	1.103	1.016	0.860	0.686	0.496	0.075
102-07+	1.100	1.013	0.855	0.681	0.489	0.066
102-08	1.097	1.009	0.851	0.675	0.483	0.057
102-08+	1.095	1.006	0.847	0.670	0.476	0.047
102-09	1.092	1.003	0.842	0.664	0.469	0.038
102-09+	1.089	0.999	0.838	0.659	0.463	0.029
102-10	1.086	0.996	0.834	0.654	0.456	0.020
102-10+	1.084	0.993	0.829	0.648	0.450	0.011
102-11	1.081	0.989	0.825	0.643	0.443	0.002
102-11+	1.078	0.986	0.821	0.637	0.437	-0.008
102-12	1.075	0.983	0.817	0.632	0.430	-0.017
102-12+	1.072	0.980	0.812	0.627	0.424	-0.026
102-13	1.070	0.976	0.808	0.621	0.417	-0.035
102-13+	1.067	0.973	0.804	0.616	0.410	-0.044
102-14	1.064	0.970	0.799	0.611	0.404	-0.054
102-14+	1.061	0.966	0.795	0.605	0.397	-0.063
102-15	1.059	0.963	0.791	0.600	0.391	-0.072
102-15+	1.056	0.960	0.787	0.595	0.384	-0.081
102-16	1.053	0.956	0.782	0.589	0.378	-0.090
102-16+	1.050	0.953	0.778	0.584	0.371	-0.099
102-17	1.047	0.950	0.774	0.578	0.365	-0.108
102-17+	1.045	0.946	0.769	0.573	0.358	-0.118
102-18	1.042	0.943	0.765	0.568	0.352	-0.127
102-18+	1.039	0.940	0.761	0.562	0.345	-0.136
102-19	1.036	0.936	0.757	0.557	0.338	-0.145
102-19+	1.034	0.933	0.752	0.552	0.332	-0.154
102-20	**1.031**	**0.930**	**0.748**	**0.546**	**0.325**	**-0.163**
102-20+	1.028	0.926	0.744	0.541	0.319	-0.172
102-21	1.025	0.923	0.740	0.536	0.312	-0.182
102-21+	1.022	0.920	0.735	0.530	0.306	-0.191
102-22	1.020	0.917	0.731	0.525	0.299	-0.200
102-22+	1.017	0.913	0.727	0.520	0.293	-0.209
102-23	1.014	0.910	0.722	0.514	0.286	-0.218
102-23+	1.011	0.907	0.718	0.509	0.280	-0.227
102-24	1.009	0.903	0.714	0.504	0.273	-0.236

102-24+	1.006	0.900	0.710	0.498	0.267	-0.245
102-25	1.003	0.897	0.705	0.493	0.260	-0.254
102-25+	1.000	0.893	0.701	0.488	0.254	-0.264
102-26	0.998	0.890	0.697	0.482	0.247	-0.273
102-26+	0.995	0.887	0.693	0.477	0.241	-0.282
102-27	0.992	0.884	0.688	0.472	0.234	-0.291
102-27+	0.989	0.880	0.684	0.466	0.228	-0.300
102-28	0.987	0.877	0.680	0.461	0.221	-0.309
102-28+	0.984	0.874	0.676	0.456	0.215	-0.318
102-29	0.981	0.870	0.671	0.450	0.208	-0.327
102-29+	0.978	0.867	0.667	0.445	0.202	-0.336
102-30	0.976	0.864	0.663	0.440	0.195	-0.345
102-30+	0.973	0.861	0.659	0.434	0.189	-0.354
102-31	0.970	0.857	0.654	0.429	0.182	-0.363
102-31+	0.967	0.854	0.650	0.424	0.176	-0.372
103-00	0.964	0.851	0.646	0.418	0.169	-0.382
103-00+	0.962	0.847	0.642	0.413	0.163	-0.391
103-01	0.959	0.844	0.637	0.408	0.156	-0.400
103-01+	0.956	0.841	0.633	0.402	0.150	-0.409
103-02	0.953	0.838	0.629	0.397	0.143	-0.418
103-02+	0.951	0.834	0.625	0.392	0.137	-0.427
103-03	0.948	0.831	0.620	0.386	0.130	-0.436
103-03+	0.945	0.828	0.616	0.381	0.124	-0.445
103-04	0.942	0.824	0.612	0.376	0.117	-0.454
WAL	6.30	5.15	3.87	3.03	2.45	1.71
Mod Durn	5.49	4.59	3.55	2.84	2.33	1.66
Principal Window	1 - 184	1 - 155	1 - 120	1 - 95	1 - 77	1 - 55
LIBOR_1MO	1.10	1.10	1.10	1.10	1.10	1.10
LIBOR_6MO	1.521	1.521	1.521	1.521	1.521	1.521
Prepay	12 CPR	15 CPR	20 CPR	25 CPR	30 CPR	40 CPR
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

Yield Curve Mat	3MO	6MO	1YR	2YR	3YR	4YR	30YR
Yld	5.2533	5.0411	1.53	3.13	2.37	5.5527	4.46

Sequoia Mortgage Trust 2004-5 - Price/Yield - B1 Declaration

Balance	$14,874,000.00	Delay	0
Coupon	1.6	Dated	5/27/2004
Settle	5/27/2004	First Payment	6/20/2004

Prepay	**20 CPR**	**20 CPR**	**20 CPR**	**20 CPR**
WAL	11.72	11.94	11.92	11.99
Principal Writedown	102.21 (0.00%)	233.43 (0.00%)	3,008.32 (0.02%)	357.90 (0.00%)
Total Collat Loss (Collat Maturity)	16,413,820.48 (1.93%)	16,749,275.87 (1.97%)	17,277,632.05 (2.03%)	16,949,028.13 (1.99%)
Shock(bps)			150bp	150bp
LIBOR_1MO	1.227 . . .	1.227 . . .	1.227 . . .	1.227 . . .
LIBOR_6MO	1.702 . . .	1.702 . . .	1.702 . . .	1.702 . . .
Default	1.311 CDR	1.03 CDR	1.38 CDR	1.04 CDR
Loss Severity	35%	45%	35%	45%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

Sequoia Mortgage Trust 2004-5 - Price/Yield - B2 Princeton Advisory

Balance	$8,499,000.00	Delay	0
Coupon	2.05	Dated	5/27/2004
Settle	5/27/2004	First Payment	6/20/2004

Price	*1*	*2*
WAL	10.25	10.32
Principal Writedown	1,457.31 (0.02%)	1,743.22 (0.02%)
Total Collat Loss (Collat Maturity)	10,203,423.62 (1.20%)	10,230,150.28 (1.20%)
Shock(bps)		150bp
LIBOR_1MO	1.227 . . .	1.227 . . .
LIBOR_6MO	1.702 . . .	1.702 . . .
Prepay	20 CPR	20 CPR
Default	0.8 CDR	.8 CDR
Loss Severity	35%	35%
Servicer Advances	100%	100%
Liquidation Lag	12	12
Optional Redemption	Call (N)	Call (N)

Sequoia Mortgage Trust 2004-5 - Price/Yield - B1 RABO

Balance	$14,874,000.00	Delay	0
Coupon	1.6	Dated	5/27/2004
Settle	5/27/2004	First Payment	6/20/2004

Prepay	15 CPR	20 CPR	27 CPR	15 CPR	20 CPR	27 CPR
WAL	17.77	11.62	7.12	18.47	12.06	7.37
Principal Writedown	2,444.33 (0.02%)	2,701.58 (0.02%)	112.15 (0.00%)	5,923.55 (0.04%)	1,491.38 (0.01%)	382.16 (0.00%)
Total Collat Loss (Collat Maturity)	19,175,316.43 (2.26%)	17,193,781.68 (2.02%)	14,277,336.95 (1.68%)	19,396,773.05 (2.28%)	17,214,751.76 (2.03%)	15,010,987.49 (1.77%)
Shock(bps)						
LIBOR_1MO	Fwd	Fwd	Fwd	Fwd	Fwd	Fwd
LIBOR_6MO	Fwd	Fwd	Fwd	Fwd	Fwd	Fwd
Default	1.37 CDR	1.62 CDR	1.84 CDR	.81 CDR	.95 CDR	1.14 CDR
Loss Severity	30%	30%	30%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Preliminary Term Sheet ***Date Prepared: May 21, 2004***

Sequoia Mortgage Trust 2004-5

Mortgage Pass-Through Certificates
$837,247,000 (Approximate, Subject to Final Collateral)
Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal Balance [1]	WAL (Yrs) (Call/Mat) [2]	Pymt Window (Mths) (Call/Mat) [2]	Certificate Interest Rates	Tranche Type	Expected Ratings S&P/Moody's/Fitch
A-1[3]	$553,000,000			Net WAC	Senior	AAA/Aaa/AAA
A-2[5]	$185,874,000			Floater	Senior	AAA/Aaa/AAA
A-3[4]	$75,000,000			Floater	Senior	AAA/Aaa/AAA
X-1[6][7]	$260,874,000			N/A	Senior/ NAS IO	AAA/Aaa/AAA
X-2[6][8]	$260,874,000	Information Not Provided Herein		N/A	Senior/ IO	AAA/Aaa/AAA
X-B[6][10]	$23,373,000			N/A	Senior/ IO	AAA/Aaa/AAA
A-R	$100			N/A	Senior	AAA/Aaa/AAA
B-1[5]	$14,874,000			Floater	Subordinate	AA/Aa2/AA
B-2[5]	$8,499,000			Floater	Subordinate	A/A2/A
B-3	$4,674,000			N/A	Subordinate	BBB/Baa2/BBB
B-4	$2,124,000	Information Not Provided Herein		N/A	Subordinate	BB/Ba2/BB
B-5	$2,124,000			N/A	Subordinate	B/B2/B
B-6	$3,831,483			N/A	Subordinate	NR/NR/NR
Total	**$850,000,583**					

(1) Distributions on the Class A-1 Certificates will be primarily derived from six-month LIBOR adjustable rate mortgage loans (Group 1 Mortgage Loans, as described herein). Distributions on the Class A-2 and Class A-3 Certificates will be primarily derived from one-month LIBOR and six-month LIBOR adjustable rate mortgage loans (Group 2 Mortgage Loans, as described herein). Distributions on the Subordinate Certificates (as described herein) will be derived from all Mortgage Loans (as described herein). Class sizes are subject to final collateral and rating agency approval and are subject to a +/- 10% variance.

(2) The WAL and Payment Windows for the Class A-1, Class A-2, Class A-3, Class B-1 and Class B-2 Certificates are shown to the Clean-Up Call Date and to maturity calculated as of the Cut-off Date (as described herein).

(3) The Class A-1 Certificates will have a coupon equal to the Net WAC Rate of the Group 1 Mortgage Loans.

(4) The Class A-3 Certificates will have a coupon equal to the lesser of (i) Six-Month LIBOR plus a related margin (which margin doubles after the Clean-Up Call Date), (ii) the related Net WAC Cap and (iii) 11.50%. Six-Month LIBOR will reset every 6 months beginning with the first Distribution Date in June 2004.

(5) The Class A-2, Class B-1 and Class B-2 Certificates will have a coupon equal to the lesser of (i) One-Month LIBOR plus a margin (which margin is multiplied by [2.0] in the case of the Class A-2 Certificates and [1.5] in the case of the Class B-1 and Class B-2 Certificates after the Clean-Up Call Date), (ii) the related Net WAC Cap and (iii) 11.50%.

(6) Balances shown with respect to the Class X-1, Class X-2 and Class X-B Certificates are notional balances. Such classes are interest-only certificates and will not be entitled to distributions of principal.

(7) The notional amount of the Class X-1 Certificates for any Distribution Date is equal to the lesser of (x) the notional amount set out immediately prior to such date on the related notional amount schedule and (y) the aggregate class principal amounts of the Class A-2 and Class A-3 Certificates, immediately prior to such distribution date. Beginning on the Distribution Date in [-], the notional amount of the Class X-1 Certificates will be zero. The interest rate of the Class X-1 Certificates will be the lesser of (x) [-]% and (y) the excess, if any, of (i) the weighted average of the net interest rates of the Group 2 Mortgage Loans over (ii) the weighted average of the Certificate Interest Rates for the Class A-2 and Class A-3 Certificates. Distributions on the Class X-1 Certificates will be subject to certain limitations in connection with the related Net WAC Shortfalls of the Class A-2 and Class A-3 Certificates, and as otherwise described herein. No principal will be distributed on the X-1 Certificates.

*(8) The notional amount of the Class X-2 Certificates for any Distribution Date is equal to the aggregate principal amount of the Class A-2 and Class A-3 Certificates immediately prior to such distribution date. The interest rate of the Class X-2 Certificates will be equal to the Adjusted Net WAC less the weighted average Certificate Interest Rate of the Class A-2 and Class A-3 Certificates. Distributions on the Class X-2 Certificates will be subject to certain limitations in connection with the related Net WAC Shortfalls of the Class A-2 and Class A-3 Certificates, and as otherwise described herein. No principal will be distributed on the X-2 Certificates. The "**Adjusted Net WAC**" shall mean for any Distribution Date a per annum rate equal to the product of (i) 12 and (ii) a fraction, the numerator of which is the excess of (x) what the current interest on the Class A-2 and Class A-3 Certificates would have been for such Distribution Date had the Certificate Interest Rate on such class been the Net WAC over (y) the current interest on the Class X-1 Certificate for such Distribution Date and the denominator of which is the aggregate class principal amount of the Class A-2 and Class A-3 Certificates immediately prior to such Distribution Date.*

(9) The notional amount of the Class X-B for any distribution date is equal to the aggregate principal amounts of the Class B-1 and Class B-2 Certificates immediately prior to such distribution date. The interest rate on the Class X-B Certificate will be equal to the weighted average of the net interest rates of the Mortgage Loans in the trust less the weighted average of the Certificate Interest Rates of the Class B-1 and Class B-2 Certificates. Distributions on the Class X-B Certificate will be subject to certain limitations in connection with aggregate Net WAC Shortfalls of the Class B-1 and Class B-2 Certificates, and as otherwise described herein. No principal will be distributed on the X-B Certificates.

Preliminary Term Sheet ***Date Prepared: May 18, 2004***

Sequoia Mortgage Trust 2004-5

Mortgage Pass-Through Certificates
$837,247,000 (Approximate, Subject to Final Collateral)
Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal Balance [1]	WAL (Yrs) (Call/Mat) [2]	Pymt Window (Mths) (Call/Mat) [2]	Certificate Interest Rates	Tranche Type	Expected Ratings S&P/Moody's/Fitch
A-1[3]	$553,000,000	3.87/4.21	1-120/1-359	Net WAC	Senior	AAA/Aaa/AAA
A-2[5]	$185,874,000	3.87/4.20	1-120/1-359	Floater	Senior	AAA/Aaa/AAA
A-3[4]	$75,000,000	3.87/4.20	1-120/1-359	Floater	Senior	AAA/Aaa/AAA
X-1[6][7]	$260,874,000	Information Not Provided Herein		N/A	Senior/ IO	AAA/Aaa/AAA
X-2[6][8]	$260,874,000			N/A	Senior/ NAS IO	AAA/Aaa/AAA
X-B[6][10]	$23,373,000			N/A	Senior/ IO	AAA/Aaa/AAA
A-R	$100			N/A	Senior	AAA/Aaa/AAA
B-1[5]	$14,874,000	6.62/7.34	39-120/39-359	Floater	Subordinate	AA/Aa2/AA
B-2[5]	$8,499,000	6.62/7.34	39-120/39-359	Floater	Subordinate	A/A2/A
B-3	$4,674,000	Information Not Provided Herein		N/A	Subordinate	BBB/Baa2/BBB
B-4	$2,124,000			N/A	Subordinate	BB/Ba2/BB
B-5	$2,124,000			N/A	Subordinate	B/B2/B
B-6	$3,831,483			N/A	Subordinate	NR/NR/NR
Total	**$850,000,583**					

(1) *Distributions on the Class A-1 Certificates will be primarily derived from six-month LIBOR adjustable rate mortgage loans (Group 1 Mortgage Loans, as described herein). Distributions on the Class A-2 and Class A-3 Certificates will be primarily derived from one-month LIBOR and six-month LIBOR adjustable rate mortgage loans (Group 2 Mortgage Loans, as described herein). Distributions on the Subordinate Certificates (as described herein) will be derived from all Mortgage Loans (as described herein). Class sizes are subject to final collateral and rating agency approval and are subject to a +/- 10% variance.*

(2) *The WAL and Payment Windows for the Class A-1, Class A-2, Class A-3, Class B-1 and Class B-2 Certificates are shown to the Clean-Up Call Date and to maturity calculated as of the Cut-off Date (as described herein).*

(3) *The Class A-1 Certificates will have a coupon equal to the Net WAC Rate of the Group 1 Mortgage Loans.*

(4) *The Class A-3 Certificates will have a coupon equal to the lesser of (i) Six-Month LIBOR plus a related margin (which margin doubles after the Clean-Up Call Date), (ii) the related Net WAC Cap and (iii) 11.50%. Six-Month LIBOR will reset every 6 months beginning with the first Distribution Date in June 2004.*

(5) *The Class A-2, Class B-1 and Class B-2 Certificates will have a coupon equal to the lesser of (i) One-Month LIBOR plus a margin (which margin is multiplied by [2.0] in the case of the Class A-2 Certificates and [1.5] in the case of the Class B-1 and Class B-2 Certificates after the Clean-Up Call Date), (ii) the related Net WAC Cap and (iii) 11.50%.*

(6) *Balances shown with respect to the Class X-1, Class X-2 and Class X-B Certificates are notional balances. Such classes are interest-only certificates and will not be entitled to distributions of principal.*

(7) *The notional amount of the Class X-1 Certificates for any Distribution Date is equal to the lesser of (x) the notional amount set out immediately prior to such date on the related notional amount schedule and (y) the aggregate class principal amounts of the Class A-2 and Class A-3 Certificates, immediately prior to such distribution date. Beginning on the Distribution Date in [-], the notional amount of the Class X-1 Certificates will be zero. The interest rate of the Class X-1 Certificates will be the lesser of (x) [-]% and (y) the excess, if any, of (i) the weighted average of the net interest rates of the Group 2 Mortgage Loans over (ii) the weighted average of the Certificate Interest Rates for the Class A-2 and Class A-3 Certificates. Distributions on the Class X-1 Certificates will be subject to certain limitations in connection with the related Net WAC Shortfalls of the Class A-2 and Class A-3 Certificates, and as otherwise described herein. No principal will be distributed on the X-1 Certificates.*

(8) *The notional amount of the Class X-2 Certificates for any Distribution Date is equal to the aggregate principal amount of the Class A-2 and Class A-3 Certificates immediately prior to such distribution date. The interest rate of the Class X-2 Certificates will be equal to the Adjusted Net WAC less the weighted average Certificate Interest Rate of the Class A-2 and Class A-3 Certificates. Distributions on the Class X-2 Certificates will be subject to certain limitations in connection with the related Net WAC Shortfalls of the Class A-2 and Class A-3 Certificates, and as otherwise described herein. No principal will be distributed on the X-2 Certificates. The "**Adjusted Net WAC**" shall mean for any Distribution Date a per annum rate equal to the product of (i) 12 and (ii) a fraction, the numerator of which is the excess of (x) what the current interest on the Class A-2 and Class A-3 Certificates would have been for such Distribution Date had the Certificate Interest Rate on such class been the Net WAC over (y) the current interest on the Class X-1 Certificate for such Distribution Date and the denominator of which is the aggregate class principal amount of the Class A-2 and Class A-3 Certificates immediately prior to such Distribution Date.*

(9) *The notional amount of the Class X-B for any distribution date is equal to the aggregate principal amounts of the Class B-1 and Class B-2 Certificates immediately prior to such distribution date. The interest rate on the Class X-B Certificate will be equal to the weighted average of the net interest rates of the Mortgage Loans in the trust less the weighted average of the Certificate Interest Rates of the Class B-1 and Class B-2 Certificates. Distributions on the Class X-B Certificate will be subject to certain limitations in connection with aggregate Net WAC Shortfalls of the Class B-1 and Class B-2 Certificates, and as otherwise described herein. No principal will be distributed on the X-B Certificates.*

Depositor:	Sequoia Residential Funding, Inc.
Co-Lead Managers:	Greenwich Capital Markets, Inc. and Morgan Stanley.
Co-Managers:	Banc of America Securities LLC, Countrywide Securities Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated.
Master Servicer/ Custodian/ Securities Administrator:	Wells Fargo Bank, N.A.
Trustee:	HSBC Bank USA.
Rating Agencies:	S&P, Moody's and Fitch will rate the Offered Certificates. It is expected that the Certificates will be assigned the credit ratings on page 1 of this Preliminary Term Sheet.
Statistical Cut-off Date:	April 1, 2004.
Cut-off Date:	May 1, 2004.
Pricing Date:	On or about May 14, 2004.
Closing Date:	On or about May 27, 2004.
Distribution Date:	The 20th day of each month (or if not a business day, the next succeeding business day), commencing in June 2004.
Certificates:	The "***Senior Certificates***" will consist of the Class A-1, Class A-2, Class A-3, Class X-1, Class X-2, Class X-B, and Class A-R Certificates. The "***Class X Certificates***" will consist of the Class X-1, Class X-2 and Class X-B. The "***Subordinate Certificates***" will consist of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates***". The Class A-1, Class A-2, Class A-3, Class B-1 and Class B-2 Certificates (collectively, the "***Offered Certificates***") are being offered publicly. The "***LIBOR Certificates***" will consist of the Class A-2, Class A-3, Class B-1 and Class B-2 Certificates.
Accrued Interest:	The Class A-1 will settle with 26 days of interest. The Class A-2, Class A-3, Class B-1 and Class B-2 Certificates will settle flat.
Accrual Period:	The interest accrual period (the "***Accrual Period***") with respect to the Class A-2, Class A-3, Class B-1 and Class B-2 Certificates for a given Distribution Date will be the period beginning on the 20th day of the month (or, in the case of the first Distribution Date, the Closing Date) and ending on the 19th day of the month (on a 30/360 basis), and with respect to the Class A-1 and Class X Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).
Registration:	The Offered Certificates will be made available in book-entry form through DTC, and upon request only, through Clearstream, Luxembourg and Euroclear system.
Federal Tax Treatment:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA or other similar laws.

SMMEA Treatment: The Senior Certificates and the Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Clean-Up Call: The terms of the transaction allow for a purchase of the Mortgage Loans resulting in a termination of the trust and retirement of the Certificates once the aggregate principal balance of the Mortgage Loans is equal to 10% or less of aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Clean-Up Call Date***").

Pricing Prepayment Speed: The Offered Certificates will be priced to a prepayment speed of 20% CPR.

Mortgage Loans: The trust will consist of adjustable rate, prime quality mortgage loans secured by first liens on one- to four-family residential properties with an aggregate principal balance as of the Statistical Cut-off Date of approximately $850,000,583, (the "**Mortgage Loans**"). As of the Statistical Cut-off Date, approximately 82.22% and 17.78% of the Mortgage Loans are six-month LIBOR and one-month LIBOR indexed mortgage loans, respectively. All of the Mortgage Loans have original terms to maturity of approximately 25 or 30 years. As of the Statistical Cut-off Date, approximately 57.95% and 42.05% of the Mortgage Loans are scheduled to pay interest only for the first 5 years and 10 years, respectively. In each case, after such 5-year or 10-year interest-only term, the mortgage loans are scheduled to amortize on a 25-year or 15-year fully amortizing basis, respectively. As of the Statistical Cut-off Date, approximately 0.02% of the Mortgage Loans have an initial and subsequent periodic rate cap of 1.00%, while 99.98% of the Mortgage Loans have no initial or subsequent periodic rate cap.

Group 1 Mortgage Loans: The Group 1 Mortgage Loans have an aggregate principal balance as of the Statistical Cut-off Date of approximately $577,546,616, which equals approximately 67.95% of the Mortgage Loans.

All of the Group 1 Mortgage Loans are six-month LIBOR indexed Mortgage Loans, and approximately 57.39% and 42.61% of the Group 1 Mortgage Loans are scheduled to pay interest only for the first 5 years and 10 years, respectively. As of the Statistical Cut-off Date none of the Group 1 Mortgage Loans have an initial or subsequent periodic rate cap.

Group 2 Mortgage Loans: The Group 2 Mortgage Loans have an aggregate principal balance as of the Statistical Cut-off Date of approximately $272,453,967, which equals approximately 32.05% of the Mortgage Loans.

As of the Statistical Cut-off Date, approximately 44.52% and 55.48% of the Group 2 Mortgage Loans are six-month LIBOR and one-month LIBOR indexed Mortgage Loans, respectively and approximately 59.12% and 40.88% of the Group 2 Mortgage Loans are scheduled to pay interest only for the first 5 years and 10 years, respectively. As of the Statistical Cut-off Date, approximate 0.05% of the Group 2 Mortgage Loans have an initial and subsequent periodic rate cap of 1.00%, while 99.95% of the Group 2 Mortgage Loans have no initial or subsequent periodic rate cap.

Net WAC Cap: In the case of the Class A-2 and Class A-3 Certificates, the weighted average of the net mortgage rates for the Group 2 Mortgage Loans; in the case of the Class B-1 and Class B-2 Certificates, the weighted average of the net mortgage rates for the Mortgage Loans in both Groups, weighted on the basis of the relative related subordinate component.

Certificate Interest Rate: The Class A-1 Certificates will have a Certificate Interest Rate equal to the Net WAC Rate of the Group 1 Mortgage Loans.

The Class A-2, Class B-1 and Class B-2 Certificates will have a Certificate Interest Rate equal to the lesser of (i) one-month LIBOR plus the related margin, (ii) the related related Net WAC Cap and (iii) [11.50]%.

The Class A-3 Certificates will have a Certificate Interest Rate equal to the lesser of (i) six-month LIBOR plus the related margin, (ii) the related related Net WAC Cap and (iii) [11.50]%.

If on any Distribution Date, the Certificate Interest Rate of the Class A-2 Certificates is subject to the related Net WAC Cap, such Certificates will, to the extent described below, be entitled to payment of an amount equal to the sum of (i) the excess of (a) interest accrued at the respective Certificate Interest Rate (without giving effect to the related Net WAC Cap) over (b) the amount of interest received on such Certificates based on the related Net WAC Cap, plus (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the related Net WAC Cap) (a "***Class A-2 Net WAC Shortfall***") from related amounts on deposit in the Reserve Fund.

If on any Distribution Date, the Certificate Interest Rate of the Class A-3 Certificates is subject to the related Net WAC Cap, such Certificates will, to the extent described below, be entitled to payment of an amount equal to the sum of (i) the excess of (a) interest accrued at the respective Certificate Interest Rate (without giving effect to the related Net WAC Cap) over (b) the amount of interest received on such Certificates based on the related Net WAC Cap, plus (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the related Net WAC Cap) (a "***Class A-3 Net WAC Shortfall***") from related amounts on deposit in the Reserve Fund.

If on any Distribution Date, the Certificate Interest Rate of the Class B-1 Certificates is subject to the related Net WAC Cap, such Certificates will, to the extent described below, be entitled to payment of an amount equal to the sum of (i) the excess of the (a) interest accrued at the respective Certificate Interest Rate (without giving effect to the related Net WAC Cap) over (b) the amount of interest received on such Certificates based on the related Net WAC Cap, plus (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the related Net WAC Cap) (a "***Class B-1 Net WAC Shortfall***") from related amounts on deposit in the Reserve Fund.

If on any Distribution Date, the Certificate Interest Rate of the Class B-2 Certificates is subject to the related Net WAC Cap, such Certificates will, to the extent described below, be entitled to payment of an amount equal to the sum of (i) the excess of the (a) interest accrued at the respective Certificate Interest Rate (without giving effect to the related Net WAC Cap) over (b) the amount of interest received on such Certificates based on the related Net WAC Cap, plus (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the related Net WAC Cap) (a "***Class B-2 Net WAC Shortfall***") from related amounts on deposit in the Reserve Fund.

The "***Net WAC Shortfall***" means any of the Class A-2 Net WAC Shortfall, the Class A-3 Net WAC Shortfall, the Class B-1 Net WAC Shortfall and the Class B-2 Net WAC Shortfall amounts.

Reserve Fund:

As of the Closing Date, the "***Reserve Fund***" will be established on behalf of the LIBOR Certificates. The Reserve Fund will be funded by an initial deposit of funds on the Closing Date, and thereafter, by amounts otherwise distributable to any of the Class X Certificates to the extent of any of the related Net WAC Shortfall amounts for a related Distribution Date. The Reserve Fund will not be an asset of the REMIC. On any Distribution Date, LIBOR Certificates will be entitled to receive payments from the Reserve Fund in an amount equal to the related Net WAC Shortfall amount for such Distribution Date, to the extent available. Any amounts remaining in the Reserve Fund after such distribution will be distributed to the related Class X Certificates.

Credit Enhancement:

Senior/subordinate, shifting interest structure.

Credit enhancement for the Senior Certificates will consist of the subordination of the Subordinate Certificates (total subordination initially [4.25]%).

Credit enhancement for the Class B-1 Certificates will consist of the subordination of the Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates (total subordination initially [2.50]%).

Credit enhancement for the Class B-2 Certificates will consist of the subordination of the Class B-3, Class B-4, Class B-5 and Class B-6 Certificates (total subordination initially [1.50]%).

Shifting Interest:

Until the first Distribution Date occurring after May 2014, the Subordinate Certificates will be locked out from receipt of all principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their pro-rata share of scheduled principal and increasing portions of unscheduled principal prepayments.

The prepayment percentages on the Subordinate Certificates are as follows:

June 2004 – May 2014	0% Pro Rata Share
June 2014 – May 2015	30% Pro Rata Share
June 2015 – May 2016	40% Pro Rata Share
June 2016 – May 2017	60% Pro Rata Share
June 2017 – May 2018	80% Pro Rata Share
June 2018 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles, all principal (scheduled principal and prepayments) will be paid pro-rata between the Senior Certificate (other than the Class X Certificates) and Subordinate Certificates (subject to performance triggers). However, if the credit enhancement provided by the Subordinate Certificates has doubled prior to the Distribution Date in June 2007 (subject to performance triggers), then the Subordinate Certificates will be entitled to only 50% of their pro-rata share of principal (scheduled principal and prepayments).

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the applicable current senior percentage (equal to the aggregate principal balance of the Senior Certificates, divided by the aggregate principal balance of the Mortgage Loans) exceeds the initial senior percentage (equal to the aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, the Senior Certificates (other than the Class X Certificates) will receive all unscheduled prepayments from the Mortgage Loans, regardless of any prepayment percentages as described above.

Allocation of Realized Losses:

Any realized losses on the Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of their alpha numerical Class designations, in each case until the respective class principal balance has been reduced to zero; *thereafter*, pro-rata to the Class A Certificates in reduction of their principal balance.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:
With respect to any Distribution Date, available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Senior Certificates, accrued and unpaid interest at the related Certificate Interest Rate, from the related Mortgage Loans; provided that, to the extent of any Net WAC Shortfall amount for such Distribution Date with respect to each of the LIBOR Certificates, the amount of interest otherwise distributable to the related Class X Certificates shall be deposited in the Reserve Fund.
2) Class A-R Certificates, principal allocable to such class.
3) Concurrently to the Class A Certificates:
   Class A-1, Class A-2 and Class A-3 Certificates, generally based on principal collected on the related Mortgage Loans, until their respective class principal amounts are reduced to zero.*
4) Class B-1 Certificates, accrued and unpaid interest at the related Certificate Interest Rate.
5) Class B-1 Certificates, principal allocable to such class.
6) Class B-2 Certificates, accrued and unpaid interest at the related Certificate Interest Rate.
7) Class B-2 Certificates, principal allocable to such class.
8) Class A-2 and Class A-3 Certificates, the related Net WAC Shortfall amount, from the Reserve Fund on a pro-rata basis based on such classes Net WAC Shortfall amounts.
9) Class B-1 Certificates, the related Net WAC Shortfall Amount, from the Reserve Fund.
10) Class B-2 Certificates, the related Net WAC Shortfall Amount, from the Reserve Fund.
11) Class X Certicates, the excess amounts related to each Class X Certificate, from the Reserve Fund.
12) Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and the respective shares of principal allocable to such classes.
13) Class A-R Certificate, any remaining amount.

** In certain limited circumstances described in the prospectus supplement, Senior Certificates may receive principal from the unrelated Mortgage Loan group, to the extent not received from the related Mortgage Loan group.*

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication which supersede these Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Sensitivity Tables*

Sequoia Mortgage Trust 2004-5 - Price/Yield to Call - A1

Balance	$553,000,000.00	Delay	19
Coupon	2.74582%	Dated	5/1/2004
Settle	5/27/2004	First Payment	6/20/2004

LIBOR_1MO	1.10	1.10	1.10	1.10	1.10	1.10
LIBOR_6MO	1.56	1.56	1.56	1.56	1.56	1.56
Prepay	12 CPR	15 CPR	20 CPR	25 CPR	30 CPR	40 CPR
Price	Yield	Yield	Yield	Yield	Yield	Yield
102-15+	2.598	2.502	2.330	2.139	1.930	1.467
102-16	2.595	2.499	2.326	2.134	1.923	1.457
102-16+	2.592	2.496	2.322	2.128	1.917	1.448
102-17	2.590	2.492	2.317	2.123	1.910	1.439
102-17+	2.587	2.489	2.313	2.118	1.903	1.430
102-18	2.584	2.486	2.309	2.112	1.897	1.421
102-18+	2.581	2.483	2.305	2.107	1.890	1.412
102-19	2.579	2.479	2.300	2.101	1.884	1.402
102-19+	2.576	2.476	2.296	2.096	1.877	1.393
102-20	2.573	2.473	2.292	2.091	1.871	1.384
102-20+	2.570	2.469	2.287	2.085	1.864	1.375
102-21	2.567	2.466	2.283	2.080	1.858	1.366
102-21+	2.565	2.463	2.279	2.075	1.851	1.357
102-22	2.562	2.459	2.275	2.069	1.845	1.348
102-22+	2.559	2.456	2.270	2.064	1.838	1.339
102-23	2.556	2.453	2.266	2.059	1.832	1.329
102-23+	**2.554**	**2.449**	**2.262**	**2.053**	**1.825**	**1.320**
102-24	2.551	2.446	2.258	2.048	1.819	1.311
102-24+	2.548	2.443	2.253	2.043	1.812	1.302
102-25	2.545	2.440	2.249	2.037	1.806	1.293
102-25+	2.543	2.436	2.245	2.032	1.799	1.284
102-26	2.540	2.433	2.240	2.027	1.793	1.275
102-26+	2.537	2.430	2.236	2.021	1.786	1.266
102-27	2.534	2.426	2.232	2.016	1.780	1.257
102-27+	2.532	2.423	2.228	2.011	1.773	1.247
102-28	2.529	2.420	2.223	2.005	1.766	1.238
102-28+	2.526	2.416	2.219	2.000	1.760	1.229
102-29	2.523	2.413	2.215	1.995	1.753	1.220
102-29+	2.520	2.410	2.211	1.989	1.747	1.211
102-30	2.518	2.407	2.206	1.984	1.741	1.202
102-30+	2.515	2.403	2.202	1.979	1.734	1.193
102-31	2.512	2.400	2.198	1.973	1.728	1.184
102-31+	2.509	2.397	2.194	1.968	1.721	1.175

WAL	6.30	5.15	3.87	3.03	2.44	1.71
Mod Durn 30360	5.49	4.60	3.56	2.84	2.33	1.67

*Calculated as of the Cut-off Date

Sensitivity Tables*

Class A-2 To Call

	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	6.29	5.14	3.87	3.03	2.44	1.71
MDUR (yr)	5.85	4.84	3.68	2.91	2.36	1.67
First Prin Pay	6/20/2004	6/20/2004	6/20/2004	6/20/2004	6/20/2004	6/20/2004
Last Prin Pay	9/20/2019	4/20/2017	5/20/2014	4/20/2012	10/20/2010	12/20/2008

Class A-2 To Maturity

	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	6.69	5.53	4.20	3.32	2.69	1.88
MDUR (yr)	6.16	5.15	3.97	3.16	2.58	1.83
First Prin Pay	6/20/2004	6/20/2004	6/20/2004	6/20/2004	6/20/2004	6/20/2004
Last Prin Pay	4/20/2034	4/20/2034	4/20/2034	4/20/2034	4/20/2034	4/20/2034

Class A-3 To Call

	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	6.29	5.14	3.87	3.03	2.44	1.71
MDUR (yr)	5.70	4.73	3.62	2.87	2.34	1.66
First Prin Pay	6/20/2004	6/20/2004	6/20/2004	6/20/2004	6/20/2004	6/20/2004
Last Prin Pay	9/20/2019	4/20/2017	5/20/2014	4/20/2012	10/20/2010	12/20/2008

Class A-3 To Maturity

	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	6.69	5.53	4.20	3.32	2.69	1.88
MDUR (yr)	5.99	5.02	3.89	3.11	2.55	1.81
First Prin Pay	6/20/2004	6/20/2004	6/20/2004	6/20/2004	6/20/2004	6/20/2004
Last Prin Pay	4/20/2034	4/20/2034	4/20/2034	4/20/2034	4/20/2034	4/20/2034

*Calculated as of the Cut-off Date

Sensitivity Tables*

Class B-1 To Call

	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	10.57	8.74	6.62	5.39	4.58	3.46
MDUR (yr)	9.59	8.05	6.20	5.11	4.37	3.33
First Prin Pay	11/20/2009	10/20/2008	8/20/2007	11/20/2006	6/20/2006	11/20/2005
Last Prin Pay	9/20/2019	4/20/2017	5/20/2014	4/20/2012	10/20/2010	12/20/2008

Class B-1 To Maturity

	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	11.42	9.57	7.34	6.06	5.22	4.04
MDUR (yr)	10.23	8.69	6.79	5.67	4.93	3.86
First Prin Pay	11/20/2009	10/20/2008	8/20/2007	11/20/2006	6/20/2006	11/20/2005
Last Prin Pay	4/20/2034	4/20/2034	4/20/2034	4/20/2034	4/20/2034	4/20/2034

Class B-2 To Call

	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	10.57	8.74	6.62	5.39	4.58	3.46
MDUR (yr)	9.36	7.88	6.10	5.04	4.32	3.30
First Prin Pay	11/20/2009	10/20/2008	8/20/2007	11/20/2006	6/20/2006	11/20/2005
Last Prin Pay	9/20/2019	4/20/2017	5/20/2014	4/20/2012	10/20/2010	12/20/2008

Class B-2 To Maturity

	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	11.42	9.57	7.34	6.06	5.22	4.04
MDUR (yr)	9.96	8.49	6.66	5.58	4.86	3.81
First Prin Pay	11/20/2009	10/20/2008	8/20/2007	11/20/2006	6/20/2006	11/20/2005
Last Prin Pay	4/20/2034	4/20/2034	4/20/2034	4/20/2034	4/20/2034	4/20/2034

*Calculated as of the Cut-off Date

Class A-2, Class A-3, Class B-1 and Class B-2 Certificates Effective Net WAC Cap Schedule*

Assumptions :
20% CPR
To Cleanup Call
1MO & 6MO LIBOR spike to 20% in month 1
Class A-2, Class A-3, B-1 & B-2
Hard Cap of 11.50%

Distribution Period	Class A-2 and Class A-3 30/360 Net WAC Cap %	Class B-1 and Class B-2 30/360 Net WAC Cap %
1	2.64%	2.71%
2	8.25%	5.48%
3	8.26%	5.59%
4	11.42%	10.65%
5	11.43%	11.35%
6 and After	11.50%	11.50%

*The Net WAC Cap is calculated assuming current 1-Month LIBOR or 6-Month LIBOR of 20.00% and is run at the pricing speed of 20% CPR to the clean-up call calculated as of the Cut-off Date.

Sequoia Mortgage Trust 2004-5

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

TOTAL CURRENT BALANCE:	$850,000,583					
NUMBER OF LOANS:	2,434					
			Minimum		**Maximum**	
AVG CURRENT BALANCE:	$349,219.63		$47,890.00		$2,500,000.00	
AVG ORIGINAL BALANCE:	$349,273.91		$48,000.00		$2,500,000.00	
WAVG LOAN RATE:	3.094	%	1.625	%	5.625	%
WAVG SERVICING FEE:	0.375	%	0.375	%	0.625	%
WAVG NET LOAN RATE:	2.719	%	1.250	%	5.250	%
WAVG GROSS MARGIN:	1.877	%	1.125	%	3.000	%
WAVG MAXIMUM LOAN RATE:	12.019	%	6.625	%	15.750	%
WAVG ORIGINAL LTV:	69.80	%	12.33	%	100.00	%
WAVG EFFECTIVE LTV:	69.12	%	12.33	%	95.00	%
WAVG CREDIT SCORE:	730		530		825	
WAVG ORIGINAL TERM:	344	months	300	months	360	months
WAVG REMAINING TERM:	343	months	268	months	360	months
WAVG SEASONING:	0	months	0	months	32	months
WAVG NEXT RATE RESET:	3	months	1	months	6	months
WAVG RATE ADJ FREQ:	5	months	1	months	6	months
WAVG FIRST RATE ADJ FREQ:	5	months	1	months	6	months
WAVG IO ORIGINAL TERM:	85	months	60	months	120	months
WAVG IO REMAINING TERM:	85	months	40	months	120	months
TOP STATE CONCENTRATIONS (By Balance):	31.46 % California, 10.30 % Florida, 5.18 % Arizona					
MAXIMUM ZIP CODE CONCENTRATION (By Balance):	0.65 % 90266					
FIRST PAY DATE:			Sep 01, 2001		Jun 01, 2004	
RATE CHANGE DATE:			May 01, 2004		Oct 01, 2004	
MATURE DATE:			Aug 01, 2026		May 01, 2034	

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
LIBOR 6 M	2,040	$698,843,660.26	82.22%
LIBOR 1 M	394	151,156,922.59	17.78
Total	2,434	$850,000,582.85	100.00%

CURRENT BALANCE ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
0.00 - 100,000.00	123	$9,963,699.75	1.17%
100,000.01 - 200,000.00	694	105,640,297.09	12.43
200,000.01 - 300,000.00	563	141,629,523.83	16.66
300,000.01 - 400,000.00	341	119,607,563.45	14.07
400,000.01 - 500,000.00	249	112,010,002.98	13.18
500,000.01 - 600,000.00	173	94,845,211.55	11.16
600,000.01 - 700,000.00	94	60,459,006.91	7.11
700,000.01 - 800,000.00	60	45,436,109.01	5.35
800,000.01 - 900,000.00	35	30,155,675.00	3.55
900,000.01 - 1,000,000.00	52	51,263,200.00	6.03
1,000,000.01 - 1,500,000.00	26	33,383,994.28	3.93
1,500,000.01 - 2,000,000.00	22	40,866,299.00	4.81
2,000,000.01 - 2,500,000.00	2	4,740,000.00	0.56
Total	2,434	$850,000,582.85	100.00%

LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
1.501 - 1.750	1	$267,000.00	0.03%
1.751 - 2.000	2	442,545.00	0.05
2.001 - 2.250	3	688,000.00	0.08
2.251 - 2.500	39	13,490,822.63	1.59
2.501 - 2.750	296	122,059,340.84	14.36
2.751 - 3.000	631	219,311,585.33	25.80
3.001 - 3.250	943	321,732,086.23	37.85
3.251 - 3.500	465	155,869,072.08	18.34
3.501 - 3.750	46	14,205,907.08	1.67
3.751 - 4.000	6	1,343,274.50	0.16
4.001 - 4.250	1	450,000.00	0.05
5.501 - 5.625	1	140,949.16	0.02
Total	2,434	$850,000,582.85	100.00%

GROSS MARGIN (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
1.125	1	$2,000,000.00	0.24%
1.250	30	8,753,072.63	1.03
1.375	30	10,622,650.00	1.25
1.500	161	68,860,953.95	8.10
1.625	453	167,816,860.19	19.74
1.750	208	73,034,255.47	8.59
1.875	450	135,686,271.01	15.96
2.000	537	194,182,345.57	22.84
2.125	214	74,116,723.49	8.72
2.250	294	97,432,219.80	11.46
2.375	12	3,277,570.78	0.39
2.500	36	12,130,685.46	1.43
2.625	2	841,700.00	0.10
2.750	1	190,000.00	0.02
2.875	4	605,274.50	0.07
3.000	1	450,000.00	0.05
Total	2,434	$850,000,582.85	100.00%

ORIGINAL TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
300	512	$229,278,857.09	26.97%
360	1,922	620,721,725.76	73.03
Total	2,434	$850,000,582.85	100.00%

REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
268 - 270	1	$321,203.00	0.04%
271 - 276	1	121,902.95	0.01
283 - 288	1	185,000.00	0.02
295 - 300	509	228,650,751.14	26.90
337 - 342	1	470,000.00	0.06
343 - 348	1	122,300.00	0.01
349 - 354	47	15,378,148.53	1.81
355 - 360	1,873	604,751,277.23	71.15
Total	2,434	$850,000,582.85	100.00%

IO REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
40 - 42	1	$470,000.00	0.06%
43 - 48	1	122,300.00	0.01
49 - 54	47	15,378,148.53	1.81
55 - 60	1,488	476,570,465.18	56.07
85 - 90	1	321,203.00	0.04
91 - 96	1	121,902.95	0.01
103 - 108	1	185,000.00	0.02
115 - 120	894	356,831,563.19	41.98
Total	2,434	$850,000,582.85	100.00%

PREPAY TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
N/A	1,736	$652,316,307.01	76.74%
36	698	197,684,275.84	23.26
Total	2,434	$850,000,582.85	100.00%

RATE CHANGE DATE (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
05/01/04	1,204	$436,789,170.42	51.39%
06/01/04	16	7,107,747.51	0.84
07/01/04	31	11,006,998.41	1.29
08/01/04	50	16,931,874.48	1.99
09/01/04	145	43,099,684.81	5.07
10/01/04	988	335,065,107.22	39.42
Total	2,434	$850,000,582.85	100.00%

ORIGINAL LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
10.01 - 20.00	8	$1,940,700.00	0.23%
20.01 - 30.00	30	9,324,800.00	1.10
30.01 - 40.00	78	30,659,861.09	3.61
40.01 - 50.00	124	45,184,806.16	5.32
50.01 - 60.00	212	87,312,761.34	10.27
60.01 - 65.00	159	67,257,400.99	7.91
65.01 - 70.00	322	118,372,053.90	13.93
70.01 - 75.00	410	149,773,711.15	17.62
75.01 - 80.00	916	295,898,983.01	34.81
80.01 - 85.00	32	6,289,647.58	0.74
85.01 - 90.00	65	14,104,055.97	1.66
90.01 - 95.00	51	10,057,701.66	1.18
95.01 - 100.00	27	13,824,100.00	1.63
Total	2,434	$850,000,582.85	100.00%

EFFECTIVE LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
10.01 - 20.00	8	$1,940,700.00	0.23%
20.01 - 30.00	32	10,984,700.00	1.29
30.01 - 40.00	78	30,659,861.09	3.61
40.01 - 50.00	128	47,255,906.16	5.56
50.01 - 60.00	216	88,544,661.34	10.42
60.01 - 65.00	159	67,257,400.99	7.91
65.01 - 70.00	344	129,572,353.90	15.24
70.01 - 75.00	410	149,773,711.15	17.62
75.01 - 80.00	914	294,452,983.01	34.64
80.01 - 85.00	32	6,289,647.58	0.74
85.01 - 90.00	63	13,478,955.97	1.59
90.01 - 95.00	50	9,789,701.66	1.15
Total	2,434	$850,000,582.85	100.00%

CREDIT SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
520 - 539	1	$1,539,000.00	0.18%
540 - 559	1	167,000.00	0.02
560 - 579	1	2,000,000.00	0.24
580 - 599	3	803,782.17	0.09
600 - 619	3	1,318,499.40	0.16
620 - 639	21	11,413,065.00	1.34
640 - 659	72	18,319,195.97	2.16
660 - 679	236	74,369,773.97	8.75
680 - 699	374	130,710,303.67	15.38
700 - 719	300	103,939,387.97	12.23
720 - 739	329	111,503,935.68	13.12
740 - 759	371	145,011,746.46	17.06
760 - 779	375	136,258,670.60	16.03
780 - 799	278	90,415,905.55	10.64
800 - 819	68	21,718,316.41	2.56
820 - 839	1	512,000.00	0.06
Total	2,434	$850,000,582.85	100.00%

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
Interest Only	2,434	$850,000,582.85	100.00%
Total	2,434	$850,000,582.85	100.00%

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
Full Documentation	1,473	$444,501,813.63	52.29%
Limited Documentation	539	225,238,418.63	26.50
Alternative Documentation	185	88,034,405.03	10.36
Lite Documentation	173	67,480,793.40	7.94
Asset, No Income	42	18,768,752.16	2.21
No Ratio	22	5,976,400.00	0.70
Total	2,434	$850,000,582.85	100.00%

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
Primary	2,206	$771,361,405.74	90.75%
Second Home	176	68,554,929.11	8.07
Investor	52	10,084,248.00	1.19
Total	2,434	$850,000,582.85	100.00%

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
Single Family	1,454	$516,280,635.96	60.74%
Planned Unit Development	710	245,224,654.15	28.85
Condominium	243	77,739,442.75	9.15
Two-Four Family	21	8,628,850.00	1.02
Cooperative	6	2,126,999.99	0.25
Total	2,434	$850,000,582.85	100.00%

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
Rate/Term Refinance	1,049	$330,490,002.06	38.88%
Purchase	726	288,783,770.40	33.97
Cash Out Refinance	659	230,726,810.39	27.14
Total	2,434	$850,000,582.85	100.00%

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
California	569	$267,451,319.28	31.46%
Florida	243	87,585,760.47	10.30
Arizona	196	44,032,846.92	5.18
Georgia	121	34,860,514.02	4.10
Ohio	183	34,419,310.18	4.05
Colorado	119	32,203,791.13	3.79
New Jersey	73	29,723,701.85	3.50
Virginia	103	29,312,745.95	3.45
Washington	71	28,757,613.70	3.38
North Carolina	89	27,734,988.26	3.26
Massachusetts	47	26,947,264.00	3.17
Texas	78	25,728,467.96	3.03
Maryland	76	25,440,223.42	2.99
Illinois	58	22,585,665.54	2.66
Nevada	58	19,285,161.01	2.27
New York	34	16,599,841.92	1.95
Michigan	49	12,260,206.61	1.44
South Carolina	27	10,856,864.44	1.28
Pennsylvania	32	10,331,850.00	1.22
Utah	32	8,946,399.99	1.05
Minnesota	28	7,844,850.00	0.92
Connecticut	12	5,517,103.00	0.65
Oregon	15	4,161,093.00	0.49
District of Columbia	5	3,674,160.00	0.43
Tennessee	19	3,240,440.00	0.38
Hawaii	6	3,081,400.00	0.36
Missouri	7	2,615,300.00	0.31
Maine	5	2,612,000.00	0.31
Wisconsin	6	2,561,200.00	0.30
Alabama	7	2,343,820.00	0.28
New Mexico	5	2,333,790.00	0.27
Kentucky	12	2,291,896.27	0.27
Kansas	7	2,249,027.68	0.26
Idaho	11	2,141,866.25	0.25
Louisiana	4	1,822,450.00	0.21
Delaware	5	1,187,500.00	0.14
Montana	5	1,103,600.00	0.13
Rhode Island	4	990,000.00	0.12
New Hampshire	3	782,500.00	0.09
Oklahoma	2	465,450.00	0.05

(Continued on next page)

STATES (Continued):	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	Principal Balance Outstanding as of the Stat Cutoff Date
West Virginia	1	435,000.00	0.05
North Dakota	1	349,200.00	0.04
Wyoming	1	335,000.00	0.04
Indiana	2	251,500.00	0.03
Arkansas	1	240,000.00	0.03
Virgin Islands	1	185,000.00	0.02
South Dakota	1	120,900.00	0.01
Total	2,434	$850,000,582.85	100.00%

Sequoia Mortgage Trust 2004-5

Group 1 Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

TOTAL CURRENT BALANCE:	$577,546,616					
NUMBER OF LOANS:	1,666					
			Minimum		**Maximum**	
AVG CURRENT BALANCE:	$346,666.64		$47,890.00		$2,000,000.00	
AVG ORIGINAL BALANCE:	$346,712.59		$48,000.00		$2,000,000.00	
WAVG LOAN RATE:	3.129	%	1.625	%	4.250	%
WAVG SERVICING FEE:	0.375	%	0.375	%	0.500	%
WAVG NET LOAN RATE:	2.753	%	1.250	%	3.875	%
WAVG GROSS MARGIN:	1.892	%	1.125	%	3.000	%
WAVG MAXIMUM LOAN RATE:	12.024	%	6.625	%	15.750	%
WAVG ORIGINAL LTV:	69.71	%	12.33	%	100.00	%
WAVG EFFECTIVE LTV:	69.06	%	12.33	%	95.00	%
WAVG CREDIT SCORE:	730		530		825	
WAVG ORIGINAL TERM:	344	months	300	months	360	months
WAVG REMAINING TERM:	343	months	268	months	360	months
WAVG SEASONING:	0	months	0	months	32	months
WAVG NEXT RATE RESET:	4	months	1	months	6	months
WAVG RATE ADJ FREQ:	6	months	6	months	6	months
WAVG FIRST RATE ADJ FREQ:	6	months	6	months	6	months
WAVG IO ORIGINAL TERM:	86	months	60	months	120	months
WAVG IO REMAINING TERM:	85	months	40	months	120	months

TOP STATE CONCENTRATIONS (By Balance): 32.87 % California, 10.36 % Florida, 5.66 % Arizona

MAXIMUM ZIP CODE CONCENTRATION By Balance): 0.79 % 94526

FIRST PAY DATE:	Sep 01, 2001	Jun 01, 2004
RATE CHANGE DATE:	May 01, 2004	Oct 01, 2004
MATURE DATE:	Aug 01, 2026	May 01, 2034

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
LIBOR 6 M	1,666	$577,546,615.76	100.00%
Total	1,666	$577,546,615.76	100.00%

CURRENT BALANCE ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
0.00 - 100,000.00	82	$6,558,898.39	1.14%
100,000.01 - 200,000.00	465	70,982,198.46	12.29
200,000.01 - 300,000.00	376	94,473,768.95	16.36
300,000.01 - 400,000.00	248	87,136,646.26	15.09
400,000.01 - 500,000.00	179	80,744,198.68	13.98
500,000.01 - 600,000.00	124	68,061,119.82	11.78
600,000.01 - 700,000.00	65	41,530,706.91	7.19
700,000.01 - 800,000.00	40	30,322,759.01	5.25
800,000.01 - 900,000.00	28	24,084,475.00	4.17
900,000.01 - 1,000,000.00	32	31,542,000.00	5.46
1,000,000.01 - 1,500,000.00	15	19,770,344.28	3.42
1,500,000.01 - 2,000,000.00	12	22,339,500.00	3.87
Total	1,666	$577,546,615.76	100.00%

LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
1.501 - 1.750	1	$267,000.00	0.05%
1.751 - 2.000	2	442,545.00	0.08
2.001 - 2.250	3	688,000.00	0.12
2.251 - 2.500	16	6,111,900.00	1.06
2.501 - 2.750	141	54,567,162.15	9.45
2.751 - 3.000	456	160,709,550.42	27.83
3.001 - 3.250	655	224,528,485.60	38.88
3.251 - 3.500	355	118,750,187.13	20.56
3.501 - 3.750	35	10,483,785.46	1.82
3.751 - 4.000	1	548,000.00	0.09
4.001 - 4.250	1	450,000.00	0.08
Total	1,666	$577,546,615.76	100.00%

GROSS MARGIN (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
1.125	1	$2,000,000.00	0.35%
1.250	13	3,755,900.00	0.65
1.375	21	7,770,400.00	1.35
1.500	49	16,719,844.15	2.89
1.625	362	131,546,436.31	22.78
1.750	145	52,394,963.12	9.07
1.875	306	94,100,759.83	16.29
2.000	372	138,604,639.76	24.00
2.125	147	47,659,171.28	8.25
2.250	213	70,821,615.85	12.26
2.375	7	2,137,000.00	0.37
2.500	27	8,744,185.46	1.51
2.625	2	841,700.00	0.15
3.000	1	450,000.00	0.08
Total	1,666	$577,546,615.76	100.00%

ORIGINAL TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
300	368	$158,121,466.72	27.38%
360	1,298	419,425,149.04	72.62
Total	1,666	$577,546,615.76	100.00%

REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
268 - 270	1	$321,203.00	0.06%
271 - 276	1	121,902.95	0.02
283 - 288	1	185,000.00	0.03
295 - 300	365	157,493,360.77	27.27
337 - 342	1	470,000.00	0.08
343 - 348	1	122,300.00	0.02
349 - 354	34	10,671,852.96	1.85
355 - 360	1,262	408,160,996.08	70.67
Total	1,666	$577,546,615.76	100.00%

IO REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
40 - 42	1	$470,000.00	0.08%
43 - 48	1	122,300.00	0.02
49 - 54	34	10,671,852.96	1.85
55 - 60	1,010	320,204,321.25	55.44
85 - 90	1	321,203.00	0.06
91 - 96	1	121,902.95	0.02
103 - 108	1	185,000.00	0.03
115 - 120	617	245,450,035.60	42.50
Total	1,666	$577,546,615.76	100.00%

PREPAY TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
N/A	1,199	$448,194,687.41	77.60%
36	467	129,351,928.35	22.40
Total	1,666	$577,546,615.76	100.00%

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
05/01/04	651	$232,760,569.83	40.30%
06/01/04	14	6,311,247.51	1.09
07/01/04	21	5,465,548.41	0.95
08/01/04	39	13,726,480.59	2.38
09/01/04	132	38,369,313.20	6.64
10/01/04	809	280,913,456.22	48.64
Total	1,666	$577,546,615.76	100.00%

ORIGINAL LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
10.01 - 20.00	8	$1,940,700.00	0.34%
20.01 - 30.00	22	5,434,300.00	0.94
30.01 - 40.00	56	19,842,685.47	3.44
40.01 - 50.00	82	28,911,114.84	5.01
50.01 - 60.00	135	58,657,985.58	10.16
60.01 - 65.00	122	53,197,352.67	9.21
65.01 - 70.00	226	81,235,981.99	14.07
70.01 - 75.00	285	105,453,066.84	18.26
75.01 - 80.00	623	194,954,105.94	33.76
80.01 - 85.00	15	2,838,414.28	0.49
85.01 - 90.00	38	8,473,835.05	1.47
90.01 - 95.00	35	6,720,273.10	1.16
95.01 - 100.00	19	9,886,800.00	1.71
Total	1,666	$577,546,615.76	100.00%

EFFECTIVE LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
10.01 - 20.00	8	$1,940,700.00	0.34%
20.01 - 30.00	24	7,094,200.00	1.23
30.01 - 40.00	56	19,842,685.47	3.44
40.01 - 50.00	83	29,078,114.84	5.03
50.01 - 60.00	136	58,932,985.58	10.20
60.01 - 65.00	122	53,197,352.67	9.21
65.01 - 70.00	242	89,187,881.99	15.44
70.01 - 75.00	285	105,453,066.84	18.26
75.01 - 80.00	623	194,954,105.94	33.76
80.01 - 85.00	15	2,838,414.28	0.49
85.01 - 90.00	37	8,306,835.05	1.44
90.01 - 95.00	35	6,720,273.10	1.16
Total	1,666	$577,546,615.76	100.00%

CREDIT SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
520 - 539	1	$1,539,000.00	0.27%
540 - 559	1	167,000.00	0.03
560 - 579	1	2,000,000.00	0.35
580 - 599	1	120,900.00	0.02
600 - 619	1	612,000.00	0.11
620 - 639	12	4,276,915.00	0.74
640 - 659	46	11,984,754.23	2.08
660 - 679	169	53,163,913.79	9.21
680 - 699	254	85,071,757.77	14.73
700 - 719	205	72,200,041.90	12.50
720 - 739	233	79,413,895.17	13.75
740 - 759	259	102,427,465.63	17.73
760 - 779	255	88,857,098.81	15.39
780 - 799	180	59,964,644.45	10.38
800 - 819	47	15,235,229.01	2.64
820 - 839	1	512,000.00	0.09
Total	1,666	$577,546,615.76	100.00%

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
Interest Only	1,666	$577,546,615.76	100.00%
Total	1,666	$577,546,615.76	100.00%

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
Full Documentation	991	$303,268,548.58	52.51%
Limited Documentation	401	167,409,980.95	28.99
Alternative Documentation	121	50,355,414.23	8.72
Lite Documentation	106	37,994,369.00	6.58
Asset, No Income	35	15,526,803.00	2.69
No Ratio	12	2,991,500.00	0.52
Total	1,666	$577,546,615.76	100.00%

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
Primary	1,517	$527,333,215.85	91.31%
Second Home	113	43,242,499.91	7.49
Investor	36	6,970,900.00	1.21
Total	1,666	$577,546,615.76	100.00%

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
Single Family	990	$342,907,588.00	59.37%
Planned Unit Development	500	177,935,634.21	30.81
Condominium	160	49,463,643.55	8.56
Two-Four Family	13	6,072,750.00	1.05
Cooperative	3	1,167,000.00	0.20
Total	1,666	$577,546,615.76	100.00%

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
Rate/Term Refinance	756	$241,550,150.97	41.82%
Purchase	478	189,945,671.07	32.89
Cash Out Refinance	432	146,050,793.72	25.29
Total	1,666	$577,546,615.76	100.00%

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
California	412	$189,854,845.15	32.87%
Florida	159	59,819,168.47	10.36
Arizona	141	32,671,186.92	5.66
Georgia	90	26,372,669.61	4.57
Ohio	127	22,778,810.19	3.94
North Carolina	65	21,502,418.26	3.72
New Jersey	47	20,473,056.28	3.54
Maryland	58	20,096,284.54	3.48
Colorado	68	19,710,631.82	3.41
Illinois	45	16,830,420.34	2.91
Texas	51	15,371,484.82	2.66
Virginia	58	15,014,358.33	2.60
Nevada	42	14,873,456.01	2.58
Massachusetts	32	13,758,915.00	2.38
Washington	39	12,877,916.91	2.23
New York	21	8,121,841.93	1.41
South Carolina	18	8,111,714.44	1.40
Utah	25	7,052,100.00	1.22
Michigan	30	7,020,106.61	1.22
Pennsylvania	23	6,173,000.00	1.07
Minnesota	20	5,745,550.00	0.99
Connecticut	10	4,337,103.00	0.75
District of Columbia	4	3,434,260.00	0.59
Oregon	10	3,101,300.00	0.54
Missouri	6	2,460,300.00	0.43
Wisconsin	5	2,380,000.00	0.41
Alabama	6	2,234,300.00	0.39
New Mexico	4	2,216,790.00	0.38
Louisiana	4	1,822,450.00	0.32
Hawaii	4	1,769,400.00	0.31
Tennessee	8	1,381,170.00	0.24
Maine	4	1,340,000.00	0.23
Rhode Island	4	990,000.00	0.17
Kansas	5	925,027.68	0.16
Kentucky	5	921,179.45	0.16
Idaho	3	702,700.00	0.12
Delaware	2	568,000.00	0.10

(Continued on next page)

STATES (Continued):	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
New Hampshire	2	532,500.00	0.09
West Virginia	1	435,000.00	0.08
Montana	2	397,600.00	0.07
North Dakota	1	349,200.00	0.06
Oklahoma	1	328,500.00	0.06
Arkansas	1	240,000.00	0.04
Virgin Islands	1	185,000.00	0.03
Indiana	1	144,000.00	0.02
South Dakota	1	120,900.00	0.02
Total	1,666	$577,546,615.76	100.00%

Sequoia Mortgage Trust 2004-5

Group 2 Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

			Minimum		Maximum	
TOTAL CURRENT BALANCE:	272,453,967					
NUMBER OF LOANS:	768					
AVG CURRENT BALANCE:	$354,757.77		$50,000.00		$2,500,000.00	
AVG ORIGINAL BALANCE:	$354,830.11		$50,000.00		$2,500,000.00	
WAVG LOAN RATE:	3.021	%	2.375	%	5.625	%
WAVG SERVICING FEE:	0.375	%	0.375	%	0.625	%
WAVG NET LOAN RATE:	2.646	%	2.000	%	5.250	%
WAVG GROSS MARGIN:	1.843	%	1.250	%	2.875	%
WAVG MAXIMUM LOAN RATE:	12.007	%	9.250	%	15.500	%
WAVG ORIGINAL LTV:	69.98	%	23.61	%	100.00	%
WAVG EFFECTIVE LTV:	69.26	%	23.61	%	95.00	%
WAVG CREDIT SCORE:	729		587		816	
WAVG ORIGINAL TERM:	344	months	300	months	360	months
WAVG REMAINING TERM:	344	months	297	months	360	months
WAVG SEASONING:	0	months	0	months	9	months
WAVG NEXT RATE RESET:	2	months	1	months	6	months
WAVG RATE ADJ FREQ:	3	months	1	months	6	months
WAVG FIRST RATE ADJ FREQ:	3	months	1	months	6	months
WAVG IO ORIGINAL TERM:	85	months	60	months	120	months
WAVG IO REMAINING TERM:	84	months	51	months	120	months

TOP STATE CONCENTRATIONS (By Balance): 28.48 % California, 10.19 % Florida, 5.83 % Washington
MAXIMUM ZIP CODE CONCENTRATION (By Balance): 1.42 % 75205

	Minimum	Maximum
FIRST PAY DATE:	Aug 01, 2003	Jun 01, 2004
RATE CHANGE DATE:	May 01, 2004	Oct 01, 2004
MATURE DATE:	Jan 01, 2029	May 01, 2034

RBS Greenwich Capital

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
LIBOR 1 M	394	$151,156,922.59	55.48%
LIBOR 6 M	374	121,297,044.50	44.52
Total	768	$272,453,967.09	100.00%

CURRENT BALANCE ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
50,000.00 - 100,000.00	41	$3,404,801.36	1.25%
100,000.01 - 200,000.00	229	34,658,098.63	12.72
200,000.01 - 300,000.00	187	47,155,754.88	17.31
300,000.01 - 400,000.00	93	32,470,917.19	11.92
400,000.01 - 500,000.00	70	31,265,804.30	11.48
500,000.01 - 600,000.00	49	26,784,091.73	9.83
600,000.01 - 700,000.00	29	18,928,300.00	6.95
700,000.01 - 800,000.00	20	15,113,350.00	5.55
800,000.01 - 900,000.00	7	6,071,200.00	2.23
900,000.01 - 1,000,000.00	20	19,721,200.00	7.24
1,000,000.01 - 1,500,000.00	11	13,613,650.00	5.00
1,500,000.01 - 2,000,000.00	10	18,526,799.00	6.80
2,000,000.01 - 2,500,000.00	2	4,740,000.00	1.74
Total	768	$272,453,967.09	100.00%

LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
2.251 - 2.500	23	$7,378,922.63	2.71%
2.501 - 2.750	155	67,492,178.69	24.77
2.751 - 3.000	175	58,602,034.91	21.51
3.001 - 3.250	288	97,203,600.63	35.68
3.251 - 3.500	110	37,118,884.95	13.62
3.501 - 3.750	11	3,722,121.62	1.37
3.751 - 4.000	5	795,274.50	0.29
5.501 - 5.625	1	140,949.16	0.05
Total	768	$272,453,967.09	100.00%

GROSS MARGIN (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
1.250	17	$4,997,172.63	1.83%
1.375	9	2,852,250.00	1.05
1.500	112	52,141,109.80	19.14
1.625	91	36,270,423.88	13.31
1.750	63	20,639,292.35	7.58
1.875	144	41,585,511.18	15.26
2.000	165	55,577,705.81	20.40
2.125	67	26,457,552.21	9.71
2.250	81	26,610,603.95	9.77
2.375	5	1,140,570.78	0.42
2.500	9	3,386,500.00	1.24
2.750	1	190,000.00	0.07
2.875	4	605,274.50	0.22
Total	768	$272,453,967.09	100.00%

ORIGINAL TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
300	144	$71,157,390.37	26.12%
360	624	201,296,576.72	73.88
Total	768	$272,453,967.09	100.00%

REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
297 - 300	144	$71,157,390.37	26.12%
349 - 354	13	4,706,295.57	1.73
355 - 360	611	196,590,281.15	72.16
Total	768	$272,453,967.09	100.00%

IO REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
51 - 54	13	$4,706,295.57	1.73%
55 - 60	478	156,366,143.93	57.39
115 - 120	277	111,381,527.59	40.88
Total	768	$272,453,967.09	100.00%

PREPAY TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
N/A	537	$204,121,619.60	74.92%
36	231	68,332,347.49	25.08
Total	768	$272,453,967.09	100.00%

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
05/01/04	553	$204,028,600.59	74.89%
06/01/04	2	796,500.00	0.29
07/01/04	10	5,541,450.00	2.03
08/01/04	11	3,205,393.89	1.18
09/01/04	13	4,730,371.61	1.74
10/01/04	179	54,151,651.00	19.88
Total	768	$272,453,967.09	100.00%

ORIGINAL LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
20.01 - 30.00	8	$3,890,500.00	1.43%
30.01 - 40.00	22	10,817,175.62	3.97
40.01 - 50.00	42	16,273,691.32	5.97
50.01 - 60.00	77	28,654,775.76	10.52
60.01 - 65.00	37	14,060,048.32	5.16
65.01 - 70.00	96	37,136,071.91	13.63
70.01 - 75.00	125	44,320,644.31	16.27
75.01 - 80.00	293	100,944,877.07	37.05
80.01 - 85.00	17	3,451,233.30	1.27
85.01 - 90.00	27	5,630,220.92	2.07
90.01 - 95.00	16	3,337,428.56	1.22
95.01 - 100.00	8	3,937,300.00	1.45
Total	768	$272,453,967.09	100.00%

EFFECTIVE LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
20.01 - 30.00	8	$3,890,500.00	1.43%
30.01 - 40.00	22	10,817,175.62	3.97
40.01 - 50.00	45	18,177,791.32	6.67
50.01 - 60.00	80	29,611,675.76	10.87
60.01 - 65.00	37	14,060,048.32	5.16
65.01 - 70.00	102	40,384,471.91	14.82
70.01 - 75.00	125	44,320,644.31	16.27
75.01 - 80.00	291	99,498,877.07	36.52
80.01 - 85.00	17	3,451,233.30	1.27
85.01 - 90.00	26	5,172,120.92	1.90
90.01 - 95.00	15	3,069,428.56	1.13
Total	768	$272,453,967.09	100.00%

CREDIT SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
580 - 599	2	$682,882.17	0.25%
600 - 619	2	706,499.40	0.26
620 - 639	9	7,136,150.00	2.62
640 - 659	26	6,334,441.74	2.32
660 - 679	67	21,205,860.18	7.78
680 - 699	120	45,638,545.90	16.75
700 - 719	95	31,739,346.07	11.65
720 - 739	96	32,090,040.51	11.78
740 - 759	112	42,584,280.83	15.63
760 - 779	120	47,401,571.79	17.40
780 - 799	98	30,451,261.10	11.18
800 - 819	21	6,483,087.40	2.38
Total	768	$272,453,967.09	100.00%

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
Interest Only	768	$272,453,967.09	100.00%
Total	768	$272,453,967.09	100.00%

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
Full Documentation	482	$141,233,265.05	51.84%
Limited Documentation	138	57,828,437.68	21.23
Alternative Documentation	64	37,678,990.80	13.83
Lite Documentation	67	29,486,424.40	10.82
Asset, No Income	7	3,241,949.16	1.19
No Ratio	10	2,984,900.00	1.10
Total	768	$272,453,967.09	100.00%

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
Primary	689	$244,028,189.89	89.57%
Second Home	63	25,312,429.20	9.29
Investor	16	3,113,348.00	1.14
Total	768	$272,453,967.09	100.00%

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
Single Family	464	$173,373,047.96	63.63%
Planned Unit Development	210	67,289,019.94	24.70
Condominium	83	28,275,799.20	10.38
Two-Four Family	8	2,556,100.00	0.94
Cooperative	3	959,999.99	0.35
Total	768	$272,453,967.09	100.00%

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
Purchase	248	$98,838,099.33	36.28%
Rate/Term Refinance	293	88,939,851.09	32.64
Cash Out Refinance	227	84,676,016.67	31.08
Total	768	$272,453,967.09	100.00%

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Stat Cutoff Date
California	157	$77,596,474.13	28.48%
Florida	84	27,766,592.00	10.19
Washington	32	15,879,696.79	5.83
Virginia	45	14,298,387.62	5.25
Massachusetts	15	13,188,349.00	4.84
Colorado	51	12,493,159.31	4.59
Ohio	56	11,640,499.99	4.27
Arizona	55	11,361,660.00	4.17
Texas	27	10,356,983.14	3.80
New Jersey	26	9,250,645.57	3.40
Georgia	31	8,487,844.41	3.12
New York	13	8,477,999.99	3.11
North Carolina	24	6,232,570.00	2.29
Illinois	13	5,755,245.20	2.11
Maryland	18	5,343,938.88	1.96
Michigan	19	5,240,100.00	1.92
Nevada	16	4,411,705.00	1.62
Pennsylvania	9	4,158,850.00	1.53
South Carolina	9	2,745,150.00	1.01
Minnesota	8	2,099,300.00	0.77
Utah	7	1,894,299.99	0.70
Tennessee	11	1,859,270.00	0.68
Idaho	8	1,439,166.25	0.53
Kentucky	7	1,370,716.82	0.50
Kansas	2	1,324,000.00	0.49
Hawaii	2	1,312,000.00	0.48
Maine	1	1,272,000.00	0.47
Connecticut	2	1,180,000.00	0.43
Oregon	5	1,059,793.00	0.39
Montana	3	706,000.00	0.26
Delaware	3	619,500.00	0.23
Wyoming	1	335,000.00	0.12
New Hampshire	1	250,000.00	0.09
District of Columbia	1	239,900.00	0.09
Wisconsin	1	181,200.00	0.07
Missouri	1	155,000.00	0.06
Oklahoma	1	136,950.00	0.05
New Mexico	1	117,000.00	0.04
Alabama	1	109,520.00	0.04
Indiana	1	107,500.00	0.04
Total	768	$272,453,967.09	100.00%

RBS Greenwich Capital